Aflac Incorporated 2005 Form 10-K

EXHIBIT 11

Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Years Ended December 31,

	2005	2004	2003	2002	2001

Numerator (in millions):
Basic: net earnings applicable
to common stock	$1,483	$1,266	$768	$785	$654
Diluted: net earnings applicable
to common stock	1,483	1,266	768	785	654

Denominator (in thousands):
Average outstanding shares used
in the computation of earnings
per share - basic	500,939	507,333	513,220	517,541	525,098

Average outstanding shares used
in the computation of earnings
per share - basic	500,939	507,333	513,220	517,541	525,098
Dilutive effect of stock options	6,765	9,088	8,918	10,785	12,285

Average outstanding shares used
in the computation of earnings
per share - diluted	507,704	516,421	522,138	528,326	537,383

Earnings per share:
Basic	$2.96	$2.49	$1.50	$1.52	$1.25
Diluted	2.92	2.45	1.47	1.49	1.22

EXH 11-1